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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nighthawk Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

473 Sylvan Avenue
(No. and Street)

Englewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Berg 201-567-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn, Horlacher & Parker
(Name – *if individual, state last, first, middle name*)

301 Oxford Valley Road, Suite 602,	Yardley	PA	19067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Berg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nighthawk Partners, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA M. CORRADO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 26, 2007

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIGHTHAWK PARTNERS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE SHORT YEAR (ELEVEN MONTHS) ENDED
DECEMBER 31, 2003

TABLE OF CONTENTS

FLYNN, HORLACHER & PARKER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania
KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania
KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210
NEW JERSEY
(609) 695-2211
FAX
(215) 369-8220

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Nighthawk Partners, Inc.

We have audited the accompanying statement of financial condition of Nighthawk Partners, Inc. (an "S" Corporation) as of December 31, 2003, and the related statements of income and changes in stockholder's equity and cash flows for the short year (eleven months) then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nighthawk Partners, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the short year (eleven months) then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn, Horlacher & Parker, P.C.

February 10, 2004

NIGHTHAWK PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Assets

Cash (Note 3)	$1,295,674
Accounts Receivable, Less Allowance for Doubtful Accounts of $0	2,500,000
Prepaid Expenses	56,903
Property and Equipment, at cost Less Accumulated Depreciation of $21,932 (Note 4)	32,763
Other Assets	62,393
	$3,947,733

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Liabilities and Stockholder's Equity

Liabilities:	
Accounts Payable and Accrued Expenses	$ 111,582
Due to Stockholder	12,868
	124,450
Commitments and Contingent Liabilities (Notes 5, 6 & 7)	-
Stockholder's Equity:	
Common Stock (No Par Value, 2,500 Shares Authorized, and 350 Shares Outstanding)	47,797
Retained Earnings	3,775,486
Total Stockholder's Equity	3,823,283
	$3,947,733

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF INCOME
For the Short Year (Eleven Months) Ended December 31, 2003

REVENUES	$16,265,227
OPERATING EXPENSES	
Compensation and Benefits	2,544,657
Occupancy and Equipment Rentals	49,620
Other Operating Expenses	690,262
TOTAL OPERATING EXPENSES	3,284,539
INCOME FROM OPERATIONS	12,981,688
OTHER INCOME	8,440
INCOME BEFORE INCOME TAXES	12,990,128
INCOME TAX PROVISION (Note 2)	-
NET INCOME	$12,990,128

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Short (Eleven Months) Ended December 31, 2003

	Common Stock	Retained Earnings	Total
Balance, February 1, 2003	$47,797	$ 285,358	$ 333,155
Net Income for Short Year	-	12,990,128	12,990,128
Dividends Paid	-	(9,500,000)	(9,500,000)
Balance, December 31, 2003	$47,797	$ 3,775,486	$ 3,823,283

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF CASH FLOWS
For the Short Year (Eleven Months) Ended December 31, 2003

Cash Flows from Operating Activities:	
Cash Received from Customers	$ 15,675,227
Cash Paid to Suppliers and Employees	(5,271,178)
Dividend Income Received	8,440
Interest Expense Paid	-
Income Taxes (Paid) Refunded	2,422
Net Cash Provided by (Used in) Operating Activities	10,414,911
Cash Flows from Investing Activities:	
Equipment Purchases	(24,809)
Net Cash Provided by (Used in) Investing Activities	(24,809)
Cash Flows from Financing Activities:	
Reduction – Stockholder Loan	(173)
Dividends Paid	(9,500,000)
Net Cash Provided by (Used in) Financing Activities	(9,500,173)
Net Increase (Decrease) in Cash	889,929
Cash – Beginning	405,745
Cash – Ending	$ 1,295,674

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net Income	$ 12,990,128
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	5,981
Decrease (Increase) in Accounts Receivable	(590,000)
Decrease (Increase) in Prepaid Expenses	(53,395)
Decrease (Increase) in Other Assets	(17,548)
Increase (Decrease) in Accounts Payable and Accrued Expenses	(1,920,255)
Net Cash Provided by (Used in) Operating Activities	$ 10,414,911

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1 – Organization and Nature of Business

Nighthawk Partners, Inc. ("Company") was incorporated under the laws of the State of New Jersey on January 23, 1997. The Company provides marketing services to hedge fund managers and also arranges private placements of debt and equity securities and private placements of loans. The Company is a broker-dealer registered with the National Association of Securities Dealers (NASD) and is an introducing broker registered with the National Futures Association (NFA). The regulator for the NASD is the Securities and Exchange Commission (SEC), and the regulator for the NFA is the Commodity Futures Trading Commission (CFTC).

Effective February 1, 2003, the Company became an "S-Corporation," as defined by the federal and state tax codes. As a result, the Company's year end was changed from January 31st to December 31st. Therefore, these financial statements are for the short year (eleven months) ended December 31, 2003.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operating expenses. Additions to property and equipment or expenditures, which increase the useful lives of the assets are capitalized. Depreciation is being provided primarily by the straight-line method over the estimated useful lives of the assets.

Note 2 – Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company's stockholder elected during 2003 under the Internal Revenue Code and New Jersey state law to be taxed as an S corporation. In lieu of corporate income taxes, the stockholder is taxed on his proportionate share of the Company's net income. Accordingly, no provision or liability for income taxes has been made in the accompanying financial statements. This election resulted in the Company now having a December 31st year end.

Revenue Recognition

Consulting revenue is recorded when earned. Incentive revenue is recorded at such time that it can be determined by the Company to be a bona fide receivable.

Note 3 - Cash

Cash consists of the following:

Bank Checking Account	$ -
Prime Obligation Money Market Account	1,138,984
Vanguard Money Market Account	156,690
	$1,295,674

The Company maintains its cash accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2003, the Company had cash on deposit not covered by FDIC insurance of approximately $1,195,674.

Note 4 – Property and Equipment

The following is a summary of property and equipment.

	Estimated Useful Lives in Years	
Furniture and Fixtures	5	$15,860
Machinery and Equipment	5	38,835
		54,695
Less: Accumulated Depreciation		21,932
TOTAL		$32,763

Depreciation expense was $5,981 for the short year ended December 31, 2003.

Note 5 - Leases

The Company leases office space and two vehicles under separate noncancelable operating leases. The leases expire in various periods through October 2005. The following is a schedule of future minimum lease payments required under the above noncancelable operating leases:

Year Ending December 31,	
2004	$56,091
2005	37,647
2006	-
2007	-
2008	-
Thereafter	-
	$93,738

Net lease expense charged to operations for the short year was $47,635

Note 6 – Pension Plan

Effective February 1, 2002, the Company adopted a qualified noncontributory defined benefit pension plan covering substantially all employees. The benefits are based on minimum age and service requirements. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Note 6 – Pension Plan (Continued)

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

Benefit obligation at December 31, 2003	$(713,319)
Fair value of plan assets at December 31, 2003	727,649
Funded status at December 31, 2003	$ 14,330
Prepaid (accrued) pension cost recognized in the balance sheet at December 31, 2003 – other asset	$ 59,193

	Short Year Ended December 31, 2003
Net periodic pension cost included the following components:	
Service cost – benefits earned during the period	$228,660
Interest cost on projected benefit obligation	37,739
Return on plan assets	(27,113)
Net amortization and deferral	0
Net periodic pension cost	$239,286
Employer contributions	$256,834
Plan participants' contributions	0
Benefits paid	0

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.0% and 0%, respectively. The expected long-term rate of return on assets was 7.50%.

Actuarial computations under Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, are for purposes of fulfilling employer accounting requirements. Determinations for purposes other than meeting employer financial accounting requirements may be significantly different from the results reported above.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the NASD and NFA minimum financial requirements which require that the Company maintain a minimum net capital. This amount is defined by NASD and NFA as the greater of 6.67% of aggregate indebtedness or $30,000. At December 31, 2003, the Company had net capital of $1,145,311, which was $1,115,311 in excess of its required net capital, for NASD and NFA. The Company's net capital ratio was .11 to 1.

SUPPLEMENTARY INFORMATION

NIGHTHAWK PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Net Capital

Total Stockholder's Equity		$3,823,283
Add:		
Other (Deductions) or Allowable Credits-Liabilities Effectively Subordinated to General Creditors by Non-Customers.		-
Total Capital and Allowable Subordinated Borrowings		$3,823,283
Deductions and/or Charges:		
Nonallowable Assets:		
Accounts Receivable	$(2,500,000)	
Prepaid Expenses	(56,903)	
Fixed Assets (Net)	(32,763)	
Other Assets	(62,393)	
		(2,652,059)
Net Capital Before Haircuts on Securities Positions		1,171,224
Haircuts on Securities:		
Money Market		(25,913)
Net Capital		$ 1,145,311

Aggregate Indebtedness

Items Included in Statement of Financial Condition:	
Due to Officers	$ 12,868
Accrued Expenses	110,069
Payroll Taxes Withheld	1,513
Total Aggregate Indebtedness	$124,450

NIGHTHAWK PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Computations of Basic Net Capital Requirements

Minimum Net Capital Required	$ 30,000
Excess Net Capital at 1,500 Percent	$1,115,311
Excess Net Capital at 1,000 Percent	$1,132,866
Ratio Aggregate Indebtedness to Net Capital	.11 to 1

Reconciliation with Company's Computation

Net Capital, as Reported in Company's (Unaudited) FOCUS Report	$1,145,311
Audit Adjustment	-
Net Capital, Per Above	$1,145,311

NIGHTHAWK PARTNERS, INC.

REPORT ON INTERNAL CONTROL
FOR
NATIONAL ASSOCIATION OF SECURITIES DEALERS

FOR THE SHORT YEAR (ELEVEN MONTHS) ENDED
December 31, 2003

FLYNN, HORLACHER & PARKER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania
KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania
KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210
NEW JERSEY
(609) 695-2211
FAX
(215) 369-8220

Board of Directors
Nighthawk Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Nighthawk Partners, Inc. (the "Company") for the short year (eleven months) ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Flynn, Horlacher & Parker, P.C.

Flynn, Horlacher & Parker, P.C.
Yardley, Pennsylvania
February 10, 2004